August 18, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs,

Re:	China Life Insurance Company Limited

Form 20-F for the Year Ended December 31, 2008

Filed on April 28, 2009

File No. 001-31914

We refer to your letter dated August 6, 2009 addressed to China Life Insurance Company Limited (the “Company”) relating to the above-referenced filing.

Please be advised that the Company will provide its responses to your comments on the letter by September 3, 2009.

If you have any questions regarding the foregoing, please contact the undersigned at +4420 7786 9090.

Sincerely,

/s/ James C. Scoville
James C. Scoville